# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forum Markets , Incorporated, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2875 South Ocean Blvd., Suite 200, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081960

## Reporting persons
- Cyber Citadel: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,487,389; shared voting power 0; sole dispositive power 1,487,389; shared dispositive power 0; aggregate amount beneficially owned 1,487,389 (11.11% of the class)
  Comment: Amounts reported above reflect the Issuer's 10 for 1 reverse stock split effective on October 20, 2025.
  
  The Reporting Persons hold pre-funded warrants and strategic advisor warrants exercisable for an aggregate of 2,102,006 shares of Common Stock. Each warrant is subject to a beneficial ownership limitation preventing exercise to the extent that, after giving effect to such exercise, the holder together with its affiliates would beneficially own in excess of 9.99% of the outstanding Common Stock. Because the Reporting Persons' holdings of Common Stock alone exceeded that limitation as of the date of this statement, no warrant shares are included in Rows 5, 7 or 9.
  
  The percentage in Row 11 is based on 13,390,804 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on July 8, 2026.
  
  Konstantin Lomashuk may be deemed to beneficially own the shares held by Cyber Citadel Ltd. in his capacity as the holder of a controlling interest in Cyber Citadel Ltd. Mr. Lomashuk disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.
  
  The Reporting Persons' percentage ownership increased above 10% on or about April 28, 2026 as a result of the Issuer's repurchase and cancellation of its own shares, which reduced the number of shares outstanding. The Reporting Persons acquired no securities of the Issuer in connection with that increase.
- Konstantin Lomashuk: type of reporting person: individual (IN); citizenship or place of organization: Russian Federation (1Z); sole voting power 1,487,389; shared voting power 0; sole dispositive power 1,487,389; shared dispositive power 0; aggregate amount beneficially owned 1,487,389 (11.11% of the class)
  Comment: Amounts reported in above above reflect the Issuer's 10 for 1 reverse stock split effective on October 20, 2025.
  
  The Reporting Persons hold pre-funded warrants and strategic advisor warrants exercisable for an aggregate of 2,102,006 shares of Common Stock. Each warrant is subject to a beneficial ownership limitation preventing exercise to the extent that, after giving effect to such exercise, the holder together with its affiliates would beneficially own in excess of 9.99% of the outstanding Common Stock. Because the Reporting Persons' holdings of Common Stock alone exceeded that limitation as of the date of this statement, no warrant shares are included in Rows 5, 7 or 9.
  
  The percentage in Row 11 is based on 13,390,804 shares of Common Stock outstanding as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on July 8, 2026.
  
  Konstantin Lomashuk may be deemed to beneficially own the shares held by Cyber Citadel Ltd. in his capacity as the holder of a controlling interest in Cyber Citadel Ltd. Mr. Lomashuk disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.
  
  The Reporting Persons' percentage ownership increased above 10% on or about April 28, 2026 as a result of the Issuer's repurchase and cancellation of its own shares, which reduced the number of shares outstanding. The Reporting Persons acquired no securities of the Issuer in connection with that increase.

## Item 1. Issuer
Name of issuer: Forum Markets , Incorporated
Address of issuer's principal executive offices: 2875 South Ocean Blvd., Suite 200, Palm Beach, FL 33480

## Item 2. Person Filing
Name of person filing:
Cyber Citadel
Konstantin Lomashuk
Address of principal business office or, if none, residence:
The address for the principal business office of Cyber Citadel is:
71 Fort Street, 3rd Floor
George Town, Grand Cayman KY1-1111

The address for the principal business office of Konstantin Lomashuk is:
c/o Cyber Citadel
71 Fort Street, 3rd Floor
George Town, Grand Cayman KY1-1111
Citizenship: Cyber Citadel is a Cayman Islands corporation; Konstantin Lomashuk is a citizen of Russia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,487,389 shares of Common Stock.

Konstantin Lomashuk may be deemed to possess voting and dispositive power in his capacity as sole owner of a controlling interest in Cyber Citadel and its affiliates.
Percent of class: 11.11%
Sole power to vote or to direct the vote: 1,487,389
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,498,389
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cyber Citadel: /s/ Petrus Dorfling Basson, Petrus Dorfling Basson, Director (08/14/2026)
- Konstantin Lomashuk: /s/ Konstantin Lomashuk, Konstantin Lomashuk (08/14/2026)